EXHIBIT 28(d)

                          PRESS RELEASE


FOR IMMEDIATE RELEASE
THURSDAY
JUNE 16, 1994


CONTACT PERSON:    STACY DUCKETT
                   DIRECTOR, CORPORATE COMMUNICATIONS
                   (501) 688-8229


             TCBY REPORTS 51% INCREASE IN NET INCOME
                FOR THE FIRST HALF OF FISCAL 1994

LITTLE ROCK, AR - June 16, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the six month period ended May 31, 1994, increased 51% over the same period in the previous year. Net income for the first six months of fiscal 1994 was $2,941,977 or $.12 per share, compared to $1,948,593 or $.08 per share for the first six months of fiscal 1993. Sales and franchising revenues in the first six months of fiscal 1994 and 1993 were $67,600,843 and $57,045,225, respectively, representing a 19% increase.

Net income for the second quarter ended May 31, 1994 increased 30% over the same period last year. Net income for the second quarter of fiscal 1994 was $3,563,344 or $.14 per share, compared to $2,737,153 or $.11 per share for the second quarter ended May 31, 1993. Sales and franchising revenues for the second quarter ended May 31, 1994 and 1993 were $43,342,260 and $34,240,932, respectively, a 27% increase.

For the second quarter of fiscal 1994, same store sales for combined Company-owned and franchised stores increased 4% as compared to the same period in fiscal 1993. Same store sales for franchised stores increased 5% for the second quarter over the same period of the prior year while same store sales for the Company-owned stores decreased 4% in the second quarter of fiscal 1994, as compared to the same period in the prior year. Same store sales comparisons do not include sales from non-traditional locations.

TCBY had 2,572 total locations at the conclusion of the second quarter of fiscal 1994, compared to 2,151 locations at May 31, 1993. During the second quarter of fiscal 1994, the TCBY system opened 145 new locations consisting of 9 traditional or licensed stores and 136 non-traditional locations.


         2nd Quarter Earnings                              June 16, 1994
                                        33



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
Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer said, "We are pleased with these positive results in the second quarter, and they represent the seventh consecutive quarter of earnings improvement over comparable quarters of the previous years. During the second quarter, the Company returned to national television, and introduced several new products in the Company-owned and franchised stores. The Company's expansion into the retail market continued to increase consumer brand awareness through consumer packaged goods. The International Division signed agreements for the development of Hong Kong and The Philippines and now has agreements signed in 24 countries. These positive earnings are the results of continuing attention to expense control, marketing, product development, and distribution strategies begun in 1993."

The Company manufactures  and sells  soft serve  frozen yogurt,  hardpack frozen yogurt, novelty products, foodservice equipment and markets traditional style cup yogurt. TCBY Enterprises, Inc., through a subsidiary company, is the largest franchisor, licensor and operator of frozen yogurt stores in the world.


                       TCBY Enterprises, Inc.
                    Selected Financial Highlights
                  ($000, Except Per Share Amounts)
                             (Unaudited)






                             Three Months Ended  Six Months Ended
                                   May 31,            May 31,
                               1994     1993      1994      1993
Operating Results
Sales & Franchising Revenue  $ 43,342 $ 34,241  $ 67,601  $ 57,045
Income Before Income Taxes   $  5,463 $  4,196  $  4,510  $  2,987
Net Income                   $  3,563 $  2,737  $  2,942  $  1,949
Net Income Per Share         $    .14 $    .11  $    .12  $    .08
Average Shares Outstanding     25,542   25,646    25,492    25,633
Dividends Paid Per Share     $    .05 $    .05  $    .10  $    .10


                                       May 31,        November 30,
                                        1994              1993
Financial Position
Current Assets                        $ 52,990          $ 52,895
Current Liabilities                   $ 11,661          $  8,834
Property, Plant & Equipment, Net      $ 54,806          $ 53,915
Total Assets                          $130,956          $128,691
Long-term Debt, less current portion  $ 10,436          $ 11,487
Stockholders' Equity                  $105,721          $105,231

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